

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2025

Kaliste Saloom
Interim Chief Executive Officer
Mawson Infrastructure Group Inc.
950 Railroad Avenue
Midland, Pennsylvania 15059

> **Re: Mawson Infrastructure Group Inc.**
> **Registration Statement on Form S-3**
> **Filed September 3, 2025**
> **File No. 333-290013**

Dear Kaliste Saloom:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lulu Cheng at 202-551-3811 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Meaghan Nelson